                         FILED BY TELEDESIC CORPORATION
                         PURSUANT TO RULE 425 UNDER THE
                           SECURITIES ACT OF 1933, AS
                       AMENDED, AND DEEMED FILED PURSUANT
                        TO RULE 14A-12 OF THE SECURITIES
                        EXCHANGE ACT OF 1934, AS AMENDED

                     SUBJECT COMPANY: TELEDESIC CORPORATION
                            COMMISSION FILE NO: 132-

   ON MAY 12, 2000, TELEDESIC CORPORATION ISSUED THE FOLLOWING PRESS RELEASE:

                   NEW ICO EMERGES FROM BANKRUPTCY PROTECTION

        LONDON AND BELLEVUE, WASH.- MAY 17, 2000 - NEW ICO, FORMERLY ICO
         GLOBAL COMMUNICATIONS, HAS SUCCESSFULLY EMERGED FROM CHAPTER 11 BANKRUPTCY PROTECTION FOLLOWING COMPLETION OF A $1.2 BILLION INVESTMENT
          LED BY TELECOMMUNICATIONS PIONEER CRAIG MCCAW AND A GROUP OF
                       U.S. AND INTERNATIONAL INVESTORS.

    "I CONGRATULATE NEW ICO, ITS EMPLOYEES AND ITS PARTNERS AROUND THE WORLD
            ON ALL THE HARD WORK REQUIRED TO FACILITATE THE COMPANY'S TRANSFORMATION," MCCAW SAID. "WE APPRECIATE HAVING THE OPPORTUNITY TO LEARN FROM THE PIONEERING EFFORTS OF OTHERS IN RECONFIGURING NEW ICO
  FOR THE MARKET." NEW ICO OFFICIALLY EMERGED FROM BANKRUPTCY PROTECTION TODAY.

      IN RELATED NEWS, ICO-TELEDESIC GLOBAL LIMITED, A NEW HOLDING COMPANY THAT CONTROLS THE SATELLITE ASSETS OF MCCAW'S PRIVATE INVESTMENT COMPANY
     EAGLE RIVER INVESTMENTS LLC, INTENDS WITHIN THE NEXT WEEK TO PROPOSE TO
         NEW ICO A MERGER OF THE TWO COMPANIES. AS A RESULT OF NEW ICO'S
         JUST-COMPLETED REORGANIZATION PLAN, ICO-TELEDESIC GLOBAL IS THE
        CONTROLLING SHAREHOLDER IN LONDON-BASED NEW ICO. THIS PROPOSAL IS
                  SUBJECT TO APPROVAL BY THE NEW ICO BOARD AND
                    SHAREHOLDERS AND REGULATORY AUTHORITIES.

On May 12, Teledesic's board of directors approved the merger of Bellevue, Washington-based Teledesic into ICO-Teledesic Global, but the merger remains subject to shareholder and regulatory approvals. Under the proposal, New ICO and Teledesic would become wholly owned subsidiaries of ICO-Teledesic Global.

New ICO's founding shareholder and distributor group will be a key asset to the company. "We're honored to be on the same team with New ICO's distribution partners," McCaw said. "This unrivaled global network of leading telecommunications companies includes many of the strongest distribution partners in all regions of the world."

McCaw will serve as chairman of ICO-Teledesic Global in addition to his role as chairman of New ICO and founder and chairman of Teledesic LLC. Having successfully completed his goal of guiding ICO through the bankruptcy process, Richard Greco is resigning as chief executive officer of ICO to develop his own telecommunications venture. Russell Daggatt becomes acting CEO of New ICO and ICO-Teledesic Global.

"I am gratified that the efforts of the ICO team, aided by the support and vision of Craig McCaw, have culminated in the rebirth of New ICO," Greco said. "With the bankruptcy process behind us, I am happy to leave the company in the hands of a capable team and global partners." Daggatt said, "Richard has provided valuable leadership as our teams have worked together to bring about the resurgence of New ICO."

WIRELESS INTERNET FOCUS

Building on the mobile voice capabilities of its existing system design, New ICO will also offer a family of services that are the satellite equivalent of third-generation (3G) wireless services, including wireless Internet and other packet-data services.

Since McCaw announced plans to invest in ICO on November 1, 1999, Teledesic representatives have worked closely with ICO and its industrial partners Hughes Space and Communications, Hughes Network Systems, NEC and Ericsson to upgrade the New ICO ground network. The improvements will enable New ICO to provide high-speed Internet services through its constellation of 10 medium-Earth-orbit satellites plus two on-orbit spares.

"The enhancements to the New ICO network have been made in its ground infrastructure, which will make it possible to upgrade and evolve the network over time and even to switch among different technologies in real-time," Daggatt said. "The New ICO and Teledesic teams are already working together laying the groundwork for delivering quality global voice and satellite 3G wireless services."

Indian entrepreneur Subhash Chandra is among the investors in ICO-Teledesic Global.

BACKGROUND

New ICO is the successor to ICO Global Communications (Holdings) Limited, established in January 1995 to provide global mobile personal communications services by satellite. ICO Global Communications was listed on NASDAQ in July 1998. The stock was suspended from trading when the company filed for Chapter 11 protection on August 27, 1999. The business was renamed New ICO following its emergence from Chapter 11 protection on May 17. New ICO (pronounced "EYE-co") is based in London with offices in Washington, D.C.; Miami; Singapore; Beijing; Mumbai, India; Dubai; Moscow; Istanbul, Turkey; and Pretoria, South Africa.

Telecommunications pioneer Craig McCaw and Microsoft founder Bill Gates are Teledesic's two primary founding investors. Strategic investors also include Motorola, Saudi Prince Alwaleed Bin Talal, The Boeing Company and The Abu Dhabi Investment Company. Teledesic is the first licensed satellite communications network that will enable affordable, worldwide access to advanced telecommunications services such as computer networking, broadband Internet access and interactive multimedia. Teledesic will deliver broadband data and value-added services over a global network optimized for the Internet Protocol. Teledesic (pronounced "tel-eh-DEH-sic") is based in Bellevue, a suburb of Seattle, Washington, with offices in Brussels, Belgium; London, United Kingdom; Madrid, Spain; Munich, Germany; Ottawa, Canada; and Washington, D.C.

DISCLOSURE

On May 3, the Amended Plans of Reorganization of ICO Global Communications (Holdings) Limited ("Old ICO"), a Bermuda corporation, and certain of its affiliates were collectively confirmed by the U.S. Bankruptcy Court for the District of Delaware and on May 17, the plans became effective. Based on the plans, the holders of the existing common shares of Old ICO will receive shares of common stock comprising approximately 1 percent of the common equity capitalization of New ICO Global Communications (Holdings) Limited, the reorganized company, and warrants to purchase such common stock. In addition, the plans provide for Old ICO to be liquidated under Bermuda law, and the common shares of Old ICO will eventually be canceled. While shares of Old ICO may remain outstanding until the liquidation is complete, the existing common shares of Old ICO no longer have any value other than the value of the shares and warrants being received under the reorganization plans.

ON JULY 11, 2000, TELEDESIC CORPORATION ISSUED THE FOLLOWING PRESS RELEASE:

      ICO-Teledesic Global Limited Announces Investments Totaling More Than
                          $1 Billion; Leading Investors
            Include Eagle River, Clayton, Dubilier & Rice, Bill Gates

LONDON and BELLEVUE, Washington - July 11, 2000 - ICO-Teledesic Global Limited, a holding company that controls the satellite assets of telecommunications pioneer Craig McCaw, today announced investment agreements totaling more than $1 billion from a number of top international investors, including Eagle River, Clayton, Dubilier & Rice, Inc. (CD&R) and Bill Gates.

CD&R, a leading private equity investor, announced that a fund it manages would invest up to $350 million in the satellite communications venture. CD&R has committed to invest $150 million in ICO-Teledesic Global and has the option to invest up to an additional $200 million in the company at a later date.

Gates, chairman and chief software architect of Microsoft Corporation, has committed to invest $100 million in ICO-Teledesic Global through his private investment vehicle, Cascade Investment LLC. Gates joined McCaw in 1994 as one of Teledesic's two primary founding investors.

ICO-Teledesic Global also has received $500 million from Eagle River Investments LLC, McCaw's private investment company. This $500 million was part of the previously announced $1.2 billion McCaw-led successful financial restructuring of London-based New ICO. ICO-Teledesic Global used those funds to help secure a controlling interest in New ICO, formerly ICO Global Communications, which emerged from Chapter 11 on May 17.

ICO-Teledesic Global plans to be a global provider of wireless Internet-in-the-Sky satellite communications services, including Internet Protocol-based mobile and fixed broadband services. Building on its core capabilities of high-quality, mobile voice services, New ICO will also offer the satellite equivalent of third-generation (3G) wireless services, including wireless Internet and other packet-data services. New ICO will begin offering its services worldwide in 2003. Teledesic will deliver affordable broadband data and value-added services over a global network optimized for the Internet Protocol. Its target service date is late 2004.

"We look for opportunities to apply our operating skills to build strong businesses and our investment in ICO-Teledesic Global fits that strategy. We believe its focus on high-speed wireless data and emerging new applications positions the company for success," said Donald J. Gogel, chief executive of CD&R. "We are pleased to be partners with Craig McCaw, Bill Gates and the other international investors and plan to add the operating expertise of our partnership to this extraordinarily capable team." CD&R operating partner George
W. Tamke will serve on the ICO-Teledesic Global board. Tamke is the former vice chairman and co-CEO of Emerson Electric Co.

McCaw said, "We're honored and humbled to have such sophisticated international investors as part of our team. We're further honored that Bill Gates continues to be an outstanding partner and supporter. We greatly appreciate his participation." McCaw is chairman of ICO-Teledesic Global in addition to his role as chairman of New ICO and founder and chairman of Teledesic LLC.

Other leading investors in ICO-Teledesic Global have invested $65 million, including Indian media entrepreneur Subhash Chandra, and Burtington Resources Inc., a private investment vehicle of Swiss investors Jack and Philippe Setton.

ICO-Teledesic Global has proposed a merger of New ICO and Teledesic with ICO-Teledesic Global. The merger of New ICO into ICO-Teledesic Global is subject to approval by the New ICO board and shareholders as well as regulatory authorities. Teledesic's board of directors has already approved the merger of Bellevue, Washington-based Teledesic into ICO-Teledesic Global. This merger also remains subject to shareholder and regulatory approvals. Once the mergers are completed, New ICO and Teledesic will be wholly owned subsidiaries of ICO-Teledesic Global.

BACKGROUND

Clayton, Dubilier & Rice, Inc. is a private investment firm that manages a pool of equity capital of more than $3.5 billion on behalf of public and private pension funds, college endowments, private foundations, banks and insurance companies. Since its founding in 1978, CD&R has led investments in 33 businesses, including Lexmark International Inc., Fairchild Dornier and Kinko's Inc., with aggregate annual sales of over $21 billion. Last week, a CD&R and Cisco Systems Inc.-led investor group announced that they would buy 80 percent of Italtel, a telecommunications equipment maker in Italy, from Telecom Italia in a transaction valued at approximately $1 billion. CD&R has offices in New York, Menlo Park and London. To learn more about CD&R, visit www.cdr-inc.com.

New ICO acquired the assets of ICO Global Communications (Holdings) Limited, established in January 1995 to provide global mobile personal communications services by satellite. ICO Global Communications was listed on NASDAQ in July 1998. The stock was suspended from trading when the company filed for Chapter 11 protection on August 27, 1999. The business was renamed New ICO following its emergence from Chapter 11 protection on May 17. New ICO will offer the satellite equivalent of third-generation (3G) wireless services, including mobile voice, wireless Internet and other packet-data services. New ICO (pronounced "EYE-co") is based in London with offices in Washington, D.C.; Miami; Singapore; Beijing; Mumbai, India; Dubai; Moscow; Istanbul, Turkey; and Pretoria, South Africa

Telecommunications pioneer Craig McCaw and Microsoft founder Bill Gates are Teledesic's two primary founding investors. Strategic investors also include Motorola, Saudi Prince Alwaleed Bin Talal, The Boeing Company and The Abu Dhabi Investment Company. Teledesic is the first licensed satellite communications network that will enable affordable, worldwide access to advanced telecommunications services such as computer networking, broadband Internet access and interactive multimedia. Teledesic will deliver broadband data and value-added services over a global network optimized for the Internet Protocol. Teledesic (pronounced "tel-eh-DEH-sic") is based in Bellevue, a suburb of Seattle, Washington, with offices in Brussels, Belgium; London, United Kingdom; Madrid, Spain; Munich, Germany; Ottawa, Canada; and Washington, D.C.

ON JULY 24, 2000, TELEDESIC CORPORATION ISSUED THE FOLLOWING PRESS RELEASE:

   ICO-Teledesic Global Names Former Senior Cable & Wireless Executive as CEO
        Greg Clarke Has Extensive Data, Broadband and Wireless Experience

LONDON - July 24, 2000 - ICO-Teledesic Global Limited, a new holding company that controls the satellite assets of telecommunications pioneer Craig McCaw, today announced that telecommunications veteran Greg Clarke has joined the company as chief executive officer.

Clarke, 42, is the former chief executive officer of Cable & Wireless Communications plc (CWC), which prior to a recent restructuring was the United Kingdom's largest cable television company and Britain's second largest telephone company. Clarke played a critical role in establishing CWC following the merger of Mercury Communications with three cable companies in 1997. Under his leadership, CWC launched the world's first cable modem-based broadband interactive digital television service. Clarke also committed CWC to being one of the first national telephone operators in the world to upgrade its entire core network to IP (Internet Protocol) technology. He also established one of the largest full-service Web-hosting facilities in Europe. When sold in May, CWC had more than tripled shareholder value during the company's three years of operation.

"Greg Clarke embodies everything we want in the leader of ICO-Teledesic Global," said McCaw, chairman of ICO-Teledesic Global. "He has extensive international telecommunications expertise in the data, broadband and wireless markets that ICO-Teledesic Global plans to serve. He has a proven track record in product development and sales and marketing. He's a smart, capable, dynamic and popular leader."

Clarke will lead the New ICO and Teledesic teams and have overall management responsibility for the development of the companies' advanced wireless services. He will also work closely with ICO-Teledesic Global's international partners, which include some of the most prominent telecommunications providers in the world.

"I look forward to working with Craig McCaw and the ICO-Teledesic Global team to build a powerful range of global wireless voice and data services," Clarke said. "This is a tremendous opportunity to build value for our shareholders and future customers."

Clarke's appointment comes on the heels of an announcement July 11 that ICO-Teledesic Global had secured investment agreements totaling more than $1 billion (Pound Sterling 670 million) from a number of top international investors. Investors include Eagle River Investments LLC, McCaw's private investment company; a fund managed by Clayton, Dubilier & Rice Inc., a leading private equity investor; and Bill Gates, chairman and chief software architect of Microsoft Corporation.

George Tamke, an operating partner from Clayton, Dubilier & Rice who serves on the ICO-Teledesic Global board, said, "We are pleased to have identified an executive with the stature and international telecommunications experience to execute a complex global business strategy. We look forward to working with Greg and the rest of the leadership team to implement this plan and successfully grow this business."

Prior to serving as CEO of Cable & Wireless Communications, Clarke was the company's chief operating officer from May 1997 to January 1999. Previously, he was the managing director of mobile communications for Cable and Wireless. Before joining Cable and Wireless, Clarke was vice president of cellular at Nortel Matra Communications France. He also held numerous management positions at Dowty-Case Communications and Plessey Group plc.

Clarke holds a master's in business administration from City University in London as well as a bachelor's degree in business from Wolverhampton Polytechnic.

BACKGROUND

ABOUT ICO-TELEDESIC GLOBAL

ICO-Teledesic Global will be a global provider of wireless Internet-in-the-Sky satellite communications services, including Internet Protocol-based mobile and fixed broadband services. Building on its core capabilities of high-quality, mobile voice services, New ICO will also offer the satellite equivalent of third-generation (3G) wireless services, including wireless Internet and other packet-data services. New ICO will begin offering its services worldwide in 2003. Teledesic will deliver affordable broadband data and value-added services over a global network optimized for the Internet Protocol. Its target service date is late 2004.

ICO-Teledesic Global has proposed mergers of New ICO and Teledesic with ICO-Teledesic Global. The merger of New ICO into ICO-Teledesic Global is subject to approval by the New ICO board and shareholders as well as regulatory authorities. Teledesic's board of directors has already approved the merger of Bellevue, Washington-based Teledesic into ICO-Teledesic Global. This merger also remains subject to shareholder and regulatory approvals.

ABOUT NEW ICO

New ICO, a private company, acquired the assets of ICO Global Communications (Holdings) Limited, which was established in January 1995 to provide global mobile personal communications services by satellite. The business was renamed New ICO following the successful $1.2 billion (Pound Sterling 804 million) McCaw-led financial restructuring of New ICO, which was completed in May 2000. New ICO (pronounced "EYE-co") is based in London with offices in Washington, D.C.; Miami; Singapore; Beijing, China; Mumbai, India; Dubai, United Arab Emirates; Moscow, Russia; Istanbul, Turkey; and Pretoria, South Africa.

ABOUT TELEDESIC

Telecommunications pioneer Craig McCaw and Microsoft founder Bill Gates are Teledesic's two primary founding investors. Strategic investors also include Motorola, Saudi Prince Alwaleed Bin Talal, The Boeing Company and The Abu Dhabi Investment Company. Teledesic is the first licensed satellite communications network that will enable affordable, worldwide access to advanced telecommunications services such as computer networking, broadband Internet access and interactive multimedia. Teledesic will deliver broadband data and value-added services over a global network optimized for the Internet Protocol. Teledesic (pronounced "tel-eh-DEH-sic") is based in Bellevue, a suburb of Seattle, Washington, with offices in Brussels, Belgium; London, United Kingdom; Madrid, Spain; Munich, Germany; Ottawa, Canada; and Washington, D.C.

ON JULY 5, 2000, TELEDESIC CORPORATION SENT THE FOLLOWING LETTER TO TELEDESIC
INVESTORS:

                          INVESTOR UPDATE
                          Fourth Quarter 1999 and First Quarter 2000


A Message from Bill Owens

I am happy to pass along to you the 1999 Audited Financial Statements for Teledesic LLC. As you review these documents, I would like to point out two noteworthy items that are likely to be of special interest.

NEW ICO

As I informed you in May, Teledesic Chairman Craig McCaw has assumed control of New ICO Global Communications. On May 17, McCaw and a group of U.S. and international investors completed a $1.2 billion investment in New ICO that enabled the company to emerge from bankruptcy protection. ICO-Teledesic Global Limited (ITGL), a new holding company that controls the satellite interests of Craig McCaw's private investment company Eagle River Investments LLC, subsequently made a proposal to merge New ICO into ITGL.

On May 12, the Teledesic board approved a separate proposal to merge Teledesic into ITGL. If both transactions receive all necessary shareholder and regulatory approvals, Teledesic and New ICO will become wholly owned subsidiaries of ITGL. It is expected that all regulatory approvals will be received this fall.

Because of Teledesic's optimism about the prospects for ITGL to offer a broad array of global satellite services - from New ICO's mobile voice and data services to Teledesic's ubiquitous, high-quality broadband services - Teledesic on May 12 made a $200 million loan to ITGL that matures on August 1, 2001 (for additional details, see Footnote 12). This loan ties Teledesic closer to ITGL and is an expression of our confidence in the outlook for the combined companies and our belief that our future is linked to New ICO's success.

Building on the mobile voice capabilities of its existing design, New ICO will offer a family of services that are the satellite equivalent of third generation
(3G) wireless services, including wireless Internet and other packet-data services.

Craig McCaw's investment in New ICO, along with the exciting new services
New ICO will offer, will help stabilize the industry and pave the way for the successful launch of Teledesic. While New ICO and Teledesic will continue to maintain separate operations in London and Bellevue, Washington, there are natural synergies between the two companies and we are in the process of evaluating how our business plans can support one another.

MOTOROLA RELATIONSHIP

Separately, as you will see in the Consolidated Statement of Operations and the Consolidated Statement of Cash Flows, Teledesic recorded Impairment Losses of $274 million as of December 31, 1999. Because it is probable that Teledesic will terminate the Teledesic System Agreement that calls for Motorola to be the prime contractor on the Teledesic Network, the company determined that certain assets received from Motorola, as well as Teledesic's initial payments to Motorola, will have no future value to Teledesic (for additional details, see Footnote 2).

Motorola remains a valued investor in Teledesic and we continue to discuss its possible involvement in the development and production of ground equipment for the Teledesic Network.

Teledesic remains fully committed to our vision of delivering affordable, high-quality, global, broadband communications services anywhere in the world. We're currently exploring ways to get into service sooner and less expensively, while remaining true to our promise of delivering global, broadband services to people in both the developed and developing world.

WRC-2000

We are already beginning to see the benefits of our relationship with New ICO. Teledesic and New ICO teams collaborated closely during the recent World Radiocommunication Conference 2000 in Istanbul, Turkey, a major global regulatory conference. The teams' joint efforts yielded significant positive outcomes that increase the regulatory certainty for both Teledesic and New ICO.

If you have questions about these items or anything else in the Financial Statements, please contact me.

We look forward to your continued support as we forge ahead with our involvement with ITGL and our close relationship with New ICO.

THE FOLLOWING INFORMATION APPEARS ON THE TELEDESIC WEBSITE

(1)
                         ICO-TELEDESIC GLOBAL FAST FACTS

THE COMPANY

ICO-Teledesic Global will be a global provider of wireless
Internet-in-the-Sky(R) satellite communications services, including Internet Protocol-based mobile and fixed broadband services.

TIMELINE

FEBRUARY 9, 2000 ICO-Teledesic Global founded.

MAY  17, 2000  ICO-Teledesic Global becomes controlling shareholder in New ICO as Craig McCaw completes a successful $1.2 billion (Pound Sterling804 million) financial restructuring of the company; plans are announced to merge New ICO and Teledesic into ICO-Teledesic Global.

JULY 11, 2000  ICO-Teledesic Global announces investment agreements totaling more than $1 billion (Pound Sterling670 million). Investors include Eagle River Investments LLC, McCaw's private investment company; a fund managed by Clayton, Dubilier & Rice Inc., a leading private equity investor; and Bill Gates, chairman and chief software architect of Microsoft Corporation.

JULY 24, 2000  Wireless and data communications veteran Greg Clarke joins company as chief executive officer.

PRINCIPAL SHAREHOLDERS/INDUSTRIAL PARTNERS

Investors in ICO-Teledesic Global include Eagle River Investments LLC, Craig McCaw's private investment firm; a fund managed by leading equity investor Clayton, Dubilier & Rice Inc.; Microsoft Chairman Bill Gates; Indian media entrepreneur Subhash Chandra; and Burtington Resources Inc., a private investment vehicle of Swiss investors Jack and Philippe Setton.

SERVICES

Building on its core capabilities of high-quality, mobile voice services, New ICO will also offer the satellite equivalent of third-generation (3G) wireless services, including wireless Internet and other packet-data services. Teledesic will deliver broadband data and value-added services over a global network optimized for the Internet Protocol.

MERGER PLANS

ICO-Teledesic Global has proposed mergers of New ICO and Teledesic with ICO-Teledesic Global. The merger of London-based New ICO into ICO-Teledesic Global is subject to approval by the New ICO board and shareholders as well as regulatory authorities. Teledesic's board of directors has already approved the merger of Bellevue, Washington-based Teledesic into ICO-Teledesic Global. This merger also remains subject to shareholder and regulatory approvals. Once the mergers are completed, New ICO and Teledesic will be wholly owned subsidiaries of ICO-Teledesic Global.

NEW ICO BACKGROUND

New ICO, a private company, acquired the assets of ICO Global Communications (Holdings) Limited, which was established in January 1995 to provide global mobile personal communications services by satellite. The business was renamed New ICO following the successful $1.2 billion (Pound Sterling804 million) McCaw-led financial restructuring of New ICO, which was completed in May 2000. New ICO (pronounced "EYE-co") is based in London with offices in Washington, D.C.; Miami; Singapore; Beijing, China; Mumbai, India; Dubai, United Arab Emirates; Moscow, Russia; Istanbul, Turkey; and Pretoria, South Africa. New ICO will begin offering its services worldwide in 2003.

TELEDESIC BACKGROUND

Telecommunications pioneer Craig McCaw and Microsoft founder Bill Gates are Teledesic's primary founding investors. Strategic investors also include Motorola, Saudi Prince Alwaleed Bin Talal, The Boeing Company and The Abu Dhabi Investment Company. Teledesic is the first licensed satellite communications network that will enable affordable, worldwide access to advanced telecommunications services such as computer networking, broadband Internet access and interactive multimedia. Teledesic (pronounced "tel-eh-DEH-sic") is based in Bellevue, a suburb of Seattle, Washington, with offices in Brussels, Belgium; London, United Kingdom; Madrid, Spain; Munich, Germany; Ottawa, Canada; Riyadh, Saudi Arabia; and Washington, D.C. Its target service date is late 2004.

EMPLOYEES

About 350 worldwide, including New ICO and Teledesic employees. ICO and the freedom figure logo are service marks of the New ICO group of companies. Teledesic and Internet-in-the-Sky are registered service marks of Teledesic LLC.

(2)

Except for one-time personal use, no part of any New York Times material may be reproduced by any mechanical, photographic, electronic process, or in the form of a phonographic recording, nor may it be stored in a retrieval system, transmitted or otherwise copied for public or private use without written permission of the New York Times Permissions Department. MCCAW STEERS 2 SATELLITE COMPANIES TOWARD MERGER By Barnaby Feder New York Times May 18, 2000

Craig O. McCaw, the cellular telephone pioneer, announced the completion yesterday of his investment group's $1.2 billion rescue of ICO Global Communications, which went bankrupt last summer developing a satellite telecommunications network.And, as expected, he also announced he would merge the company, renamed New ICO, with Teledesic L.L.C., the more ambitious satellite network partnership he founded with William H. Gates, the Microsoft chairman.

The merged venture, to be called ICO-Teledesic Global Limited, will be run temporarily by Russell Daggatt, who is chief executive of Teledesic, and based in Bellevue, Wash. But Mr. McCaw, who will be chairman, is seeking a permanent chief executive, according to a person briefed on his plans. Richard Greco, ICO's chief executive, resigned yesterday to pursue other telecommunications work.

The ICO reorganization plan requires Mr. McCaw, who controls 54 percent of New ICO, to file plans with the Securities and Exchange Commission to allow the minority stockholders to trade their shares, either publicly or privately, no later than March 31, 2001, said Roger Nyhus, a Teledesic spokesman.

The values of New ICO and Teledesic depend on whether Mr. McCaw's consolidation strategy can restore faith in the satellite communications market. That faith has been badly shaken by the collapse of Motorola's Iridium network, ICO's fund-raising problems and weak demand for the satellite phone service that Globalstar Communications began offering in October. "It helps that someone with a demonstrated business sense in communications is in a position to run things," said Roger Rusch, an industry consultant, referring to Mr. McCaw's stellar track record of building McCaw Cellular into an enterprise that he sold to AT&T for $11.5 billion in 1994. More recently, he helped turn around Nextel Communications, the wireless carrier based in Reston, Va.

"But it's no guarantee for success," added Mr. Rusch, whose company, Telastra, advised ICO Global bondholders during the bankruptcy reorganization. Mr. McCaw disclosed his effort to keep ICO afloat last November. The investment group he organized has domestic and foreign investors, including Subhash Chandra, an entrepreneur from India who initially announced a competing bid for control of ICO Global.As Mr. McCaw's executives examined the troubled company, they concluded that its technology and marketing connections could be built into a business that would propel them toward their vision of Teledesic as going way beyond voice-only worldwide communications.In a statement issued yesterday, Mr. McCaw characterized the enterprises signed up to market ICO's service as an "unrivaled global network of leading telecommunications companies" and Mr. Nyhus said there had been discussions of possible "synergies" between ICO and Teledesic.

Under the direction of McCaw executives, ICO has already begun revamping its ground stations to deliver limited Internet and data services over its planned 12-satellite network, in addition to voice traffic. The work also involves minor alterations to the satellites under construction by Hughes Space and Communications and a preliminary agreement for Hughes to build four spare satellites, according to an executive close to the negotiations.

But Mr. McCaw denied a report in The Wall Street Journal yesterday that he would expand

ICO's network to 20 satellites, giving $1 billion in new business to Hughes, which is being acquired by Boeing.

ICO Global's first satellite exploded during its launching in March, but New ICO said it still planned to begin its service in 2003. That would be well ahead of Teledesic, which wants to put nearly 300 satellites in lower orbits, allowing it to handle Internet and data services.

Copyright (C) 2000 by the New York Times Company. Reprinted by permission.

(3) FAQS ABOUT NEW ICO AND TELEDESIC

WHY DID CRAIG MCCAW INVEST IN NEW ICO?

A hallmark of Craig McCaw is that he often sees opportunity where others do not. With New ICO's global, mobile voice and data satellite communications services, he saw a tremendous technology, a flexible system design, a network of strong international partners and a capable team of people that together can deliver on the promise of global mobile telecommunications services.

IS NEW ICO NOW A PRIVATE COMPANY?

Yes, New ICO, which was formerly known as ICO Global Communications, became a private company following its emergence from Chapter 11 bankruptcy protection on May 17.

WHERE WILL NEW ICO'S HEADQUARTERS BE LOCATED?
New ICO's headquarters will remain in London.

WHAT ARE NEW ICO'S SERVICE OFFERINGS?

New ICO will offer mobile voice and a family of services that are the satellite-equivalent of 3G wireless services, including wireless Internet and other packet-data services. New ICO's vision places a large emphasis on data applications, recognizing that demand for data services and wireless Internet access is exploding - and will only continue to grow in the future.

HOW HAVE YOU CHANGED NEW ICO TO PROVIDE THESE NEW SERVICE OFFERINGS? Once Craig McCaw announced plans to invest in ICO on November 1, 1999, Teledesic representatives worked closely with ICO and its industrial partners Hughes Space and Communications, Hughes Network Systems, NEC and Ericsson to upgrade large portions of the New ICO ground network. The improvements will enhance the quality of the voice service and enable New ICO to provide high-speed Internet services through its constellation of 10 medium-Earth-orbit satellites and two on-orbit spares.

WHAT MARKETS WILL NEW ICO TARGET?

A broad range of markets, including the maritime, aviation, oil and gas, transportation, and construction industries; governmental agencies; individual consumers; and small and medium-sized businesses that lack adequate broadband or voice services.

WHEN WILL NEW ICO LAUNCH ITS NEXT SATELLITE?

The launch schedule has not been finalized. We will disclose additional details on launch as soon as they become available.

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WHEN WILL NEW ICO SERVICES BE AVAILABLE?
Service is expected to start in 2003.

WHAT IS THE RELATIONSHIP BETWEEN NEW ICO AND TELEDESIC?
Craig McCaw has proposed a plan to have New ICO and Teledesic join forces to create a global provider of wireless Internet-in-the-Sky(R) satellite communications services. New ICO has received a proposal to merge New ICO into ICO-Teledesic Global Limited, a holding company that controls the satellite assets of Craig McCaw's private investment company Eagle River Investments LLC. As a result of New ICO's just-completed reorganization plan, ICO-Teledesic Global is the controlling shareholder in New ICO. The proposal is subject to approval by the New ICO board and shareholders and various regulatory authorities. Teledesic's board of directors approved the merger of Teledesic into ICO-Teledesic Global on May 12. Under the proposal, New ICO and Teledesic would become wholly owned subsidiaries of ICO-Teledesic Global.

WHY IS CRAIG MCCAW PROPOSING TO BRING NEW ICO AND TELEDESIC TOGETHER INTO ICO-TELEDESIC GLOBAL? In proposing to bring Teledesic and New ICO together, telecommunications pioneer Craig McCaw sees an opportunity to build a global provider of wireless Internet-in-the-Sky(R) satellite communications services. If New ICO's board of directors approves ICO-Teledesic Global's merger proposal, ICO-Teledesic Global will be well positioned for the future with a combination of New ICO's wireless Internet and quality voice services and Teledesic's broadband services.

DOES THIS MEAN THAT NEW ICO AND TELEDESIC WOULD BE COMBINED OPERATIONALLY? No. ICO-Teledesic Global is a holding company. New ICO and Teledesic would be wholly owned subsidiaries of ICO-Teledesic Global.

IS AN IPO PLANNED FOR NEW ICO OR ICO-TELEDESIC GLOBAL?
Initially, shares of New ICO will not be publicly traded. No decision has been made on an IPO.

WILL NEW ICO IMPACT THE TELEDESIC SYSTEM DESIGN?

Teledesic is looking to take advantage of the work being done by New ICO and is examining how the respective business plans of the two companies might support each other. Along those lines, Teledesic is in the process of evaluating its system to better align it with the ICO infrastructure and to improve its cost and schedule targets.

WILL TELEDESIC'S SERVICE DATE CHANGE AS A RESULT OF CRAIG MCCAW'S INVESTMENTS IN ICO? Teledesic will look at its plans with a fresh eye to see if there are ways to take advantage of the work being done by New ICO. Currently, Teledesic's target service date is late 2004.

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